Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1                  Name and Address of Corporation

Aphria Inc. (“Aphria” or the “Corporation”)

1 Adelaide Street East, Suite 2310

Toronto, Ontario

M5C 1J4

Item 2                  Date of Material Change

November 4, 2020

Item 3                  News Release

A news release relating to the material change described herein was disseminated on November 4, 2020 through Cision and filed on SEDAR and EDGAR under Aphria’s profile on the same date, and is attached hereto as Schedule “A” of this report.

Item 4                  Summary of Material Change

On November 4, 2020, the Corporation entered into a definitive agreement of merger and acquisition (the “Purchase Agreement”) with, among others, SW Brewing Company, LLC (“Sweetwater”) in respect of the acquisition of Sweetwater for aggregate consideration of US$300 million (the “Transaction”). The Transaction is expected to close by end of 2020 subject to customary closing conditions. Pursuant to the terms of the Purchase Agreement, on closing, Sweetwater is expected to become a wholly owned, indirect subsidiary of the Corporation.

Item 5                  Full Description of Material Change

5.1 Full Description of Material Change

On November 4, 2020, the Corporation announced that it entered into the Purchase Agreement. The Purchase Agreement contains customary terms and conditions for a transaction of this nature, including representations and warranties of both the Corporation and SweetWater, termination rights and customary closing conditions, including (i) HSR clearance (ii) no governmental authority shall have enacted any order prohibiting the completion of the Acquisition, (iii) no material adverse effect in respect of the SweetWater business, and (iv) the accuracy of each party’s representations and warranties and each party’s material compliance with its covenants and agreements contained in the Purchase Agreement. For further information on the terms and conditions of the Acquisition, please refer to the entire Purchase Agreement available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Corporation is expected to pay the purchase price of the Acquisition by way of US$250 million in cash and approximately the issuance of US$50 million worth of stock. Sweetwater unitholders will also be eligible to receive up to US$66 million of additional cash under an earn-out through the end of calendar year 2023. The Corporation expects to finance the cash component of the purchase price under the Purchase Agreement through (i) a committed US$100 million term debt facility to be provided by certain of Aphria’s and SweetWater’s existing lenders, (ii) accessing up to $100 million from its existing $100 million At-The-Market equity program, and (iii) available cash on hand. The Corporation has sufficient cash on hand to fund the Acquisition.

The Acquisition is expected to close by end of year 2020 and Sweetwater is expected to become a wholly owned, indirect subsidiary of the Corporation thereafter.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6                  Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7                  Omitted Information

Not Applicable.

Item 8                  Executive Officer

The executive officer who can answer questions regarding this report is Mr. Carl Merton, Chief Financial Officer of the Corporation. Mr. Merton can be reached at 519-398-8800.

Item 9                  Date of Report

This report is dated November 4, 2020

Forward-Looking Statement

Certain information in this material change report constitutes forward-looking information or forward-looking statements (together, “forward-looking statements”) under Canadian securities laws and are expressly qualified by this cautionary statement. Any information or statements that are contained in this material change report that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements in this material change report with regards to available cash resources of the Corporation, satisfaction of conditions in respect of the Acquisition, satisfaction of the purchase price for the Acquisition through cash and issuance of stock, sources of available cash and obtaining HSR clearance. The Corporation uses words such as “forecast”, “future”, “should”, “could”, “enable”, “potential”, “contemplate”, “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and the negative of these terms or similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this material change report. Forward-looking statements reflect management’s current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made.

Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, risks assumptions and expectations described in the Corporation’s critical accounting policies and estimates; the adoption and impact of certain accounting pronouncements; the Corporation’s future financial and operating performance; the competitive and business strategies of the Corporation; the intention to grow the business, operations and potential activities of the Corporation; the ability of the Corporation to complete the Acquisition and to obtain financing on favorable terms or at all; the Corporation’s ability to provide a return on investment; the Corporation’s ability to maintain a strong financial position and manage costs, the Corporation’s ability to maximize the utilization of its existing assets and investments and the completion of the Acquisition is subject to the satisfaction or waiver of a number of conditions as set forth in the Purchase Agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Acquisition. There is a risk that some or all the expected benefits of the Acquisition may fail to materialize or may not occur within the time periods anticipated by the Corporation. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the combined company following the Acquisition difficult. The Corporation expects to access the committed credit facility, the public markets and its cash on hand to finance the Acquisition. There can be no assurance that the credit facility or raising equity in the capital markets will provide cash to the Corporation to complete the Acquisition thereby reducing the level of working capital available to the Corporation. There can be no assurance that the Transaction will occur, or that it will occur on the terms and conditions contemplated in this material change report. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

The forward-looking statements included in this material change report are made as of the date of this material change report and the Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws. Readers are also advised to read in full the “Cautionary note regarding forward-looking statements of Aphria” and “Cautionary note regarding the business of Sweetwater and the acquisition” of the news release appended hereto as Schedule “A”.

Schedule “A”